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nortonrosefulbright.com

September 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell
Geoffrey Kruczek

Re:	BurTech Acquisition Corp.
Registration Statement on Form S-4
Filed on July 19, 2024
File No. 333-280889
SEC Comment Letter dated August 15, 2024

Dear Ms. Sidwell and Mr. Kruczek:

On behalf of BurTech Acquisition Corp. (“BurTech”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrant’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 15, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on July 19, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

Form S-4 filed July 19, 2024

General

1.	We note inconsistencies of the current amount of BurTech Class A common stock and Class B common stock currently owned and outstanding throughout the registration statement. For example, disclosure on the cover page indicates that the Sponsor currently holds 9,487,500 shares of BurTech Class A Common Stock, but disclosure on page 29 indicates the Sponsor holds 10,385,750 shares of BurTech Class A Common Stock; additionally, disclosure on page 12 indicates 15,162,663 shares of BurTech Class A Common Stock outstanding and no shares of BurTech Class B Common Stock outstanding, but other disclosures indicate that the Sponsor is committed to vote all of its shares of Class B stock in favor of the proposals.

Response: We have updated the disclosure in Amendment No. 1 to clarify the number of Class A shares and that no Class B shares are outstanding.

2.	You define the Founder Shares as “outstanding shares of BurTech Class A Common Stock originally issued to the Sponsor” (page 4), however your disclosure appears to indicate that the Founder Shares are Class B Common Stock (page 215). Please advise or revise to fix this inconsistency throughout the registration statement.

Response: We have updated the disclosure in Amendment No. 1 to reflect the Class B shares were exchanged for Class A shares.

3.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the the United States government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We have updated the disclosure in Amendment No. 1 to clarify that the Sponsor is not controlled by a non-U.S. person. Other than HH Sheikh Maktoum, who is a 6.6% member of the Sponsor, no person or entity associated with or otherwise involved in the transaction is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. We have included disclosure of the risk of a CFIUS review and ultimately the consequences of liquidation.

4.	Please identify the controlling persons of the SPAC sponsor. Disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item 1603(a)(7) of Regulation S-K.

Response: We have updated the disclosure in Amendment No. 1 to identify the controlling persons of the SPAC sponsor and persons who have interests in the sponsor.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

5.	Please provide in tabular format the material terms of any agreements regarding restrictions on whether the SPAC sponsor and its affiliates may sell securities of the SPAC. Please refer to Item 1603(a)(9) of Regulation S-K.

Response: We have updated Amendment No. 1 on page 248 to include tabular disclosure of restrictions on sales of SPAC securities.

6.	We note references to a section titled “The Business Combination Proposal — Interests of BurTech Directors and Officers in the Business Combination” throughout the registration statement, however this section does not appear in the filing. Please describe any actual or potential material conflict of interest of the SPAC sponsor, its affiliates, the SPAC’s officers, directors or promoters and the unaffiliated security holders of the SPAC. Please refer to Item 1603(b) of Regulation S-K. List each actual or potential source of conflict individually, describe how the conflict of interest may result and quantify the interest.

Response: We have updated Amendment No. 1 to include a section disclosing this information starting on page 144 under “Interests of Sponsor Related Parties in the Business Combination and Related Financing.”

7.	Disclose any material interests in the de-SPAC transaction or any related financing transaction held by the SPAC sponsor or the special purpose acquisition company’s officers or directors, including fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company; or held by the target company’s officers or directors that consist of any interest in, or affiliation with, the SPAC sponsor or the special purpose acquisition company. Please refer to Item 1605(d) of Regulation S-K.

Response: We have updated Amendment No. 1 to include a section disclosing this information starting on page 144 under “Interests of Sponsor Related Parties in the Business Combination and Related Financing.”.

8.	We understand that EF Hutton, the lead underwriter in your SPAC IPO, intends to waive $10.1 million of their deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination, and will accept $1.5 million instead. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with EF Hutton. Please also file as an exhibit the amendment to the underwriting agreement mentioned on page F-91.

Response: We have included disclosure regarding EF Hutton’s waiver and current relationship with the Company on page 79-80 of Amendment No. 1.

9.	Disclose whether EF Hutton provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why EF Hutton was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify:

•	EF Hutton has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

•	its withdrawal indicates it does not want to be associated with the disclosure or underlying business analysis related to the transaction.

•	the unusual nature of such a fee waiver and impact on evaluation of the transaction.

•	caution that investors should not place any reliance on the fact that EF Hutton has previously been involved.

•	the material impact, if any, of agreement provisions that survive the fee waiver.

Response: We have included the above disclosure regarding EF Hutton’s waiver and current relationship with the Company on page 72 of Amendment No. 1.

10.	You disclose in connection with the business combination warrants that were issued to the RT Parties. Please provide the terms of the warrants and the number of shares for which the warrants are eligible to be exchanged. Please include the RT Warrant Shares in any dilution calculations.

Response: The Company has revised the disclosure included in the proxy statement that forms a part of Amendment No. 1 accordingly. We do not believe it is appropriate to include the RT Warrant Shares in any dilution calculations because they would need to be exercised before the closing and will be out of the money through the closing. As a result, they will not be exercised and expire worthless and will not impact dilution.

11.	You disclose that in connection with the business combination, convertible notes issued to Burkhan will be converted in exchange for 3,642,836 shares of New Blaize stock. Please revise to clarify the terms of the convertible notes that would lead to the issuance of these shares. Please include the Burkhan Convertible Notes in any dilution calculations.

Response: The Company has revised the disclosure included in the proxy statement that forms a part of Amendment No. 1 and on pages 28 through 29 and 149 through 150. The Burkhan Convertible Notes have been accounted for in the dilution calculations.

12.	If the March 10, 2023 non-redemption agreements continue to be in effect, revise to state so directly and file the agreement as an exhibit.

Response: We have updated the cover page of Amendment No. 1 to state the non-redemption agreements continue to be in effect and have attached a form of the agreement as Exhibit 10.30.

Cover Page

13.	State the amount of the compensation received or to be received by BurTech LP, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction; the amount of securities issued or to be issued by the SPAC to BurTech LP, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and whether this compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. In this regard, we note the Burkhan Earnout Shares, Burkhan Warrant and Burkhan Convertible Notes have not been included on the disclosure on the Cover Page.

Response: We have updated the cover page of Amendment No. 1 to include the above disclosure. BurTech does not believe that the issuance of the 3,400,000 shares on conversion of the Burkhan Convertible Notes is materially dilutive to non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction, as the issuance is backed by funds that were contributed into Blaize to back up its balance sheet and to accelerate the execution of its business plan.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

14.	Please provide a cross-reference to the related conflict of interest disclosure required by Item 1604(a)(4) of Regulation S-K.

Response: We have updated the cover page of Amendment No. 1 to include the conflict of interest cross-reference.

15.	Disclosure on the cover page states that the Burkhan Warrant, upon the conversion of Blaize Common Stock at the Effective Time, would result in up to 2,000,000 shares of BurTech Class A common stock. Please advise as to whether this conversion should be to New Blaize common stock, rather than BurTech Class A common stock.

Response: We have updated the cover page of Amendment No. 1 to reflect that the conversion would be to New Blaize common stock. Further, the Company has revised the disclosure throughout Amendment No. 1 to clarify that such conversion is to New Blaize Common Stock rather than BurTech Class A common stock.

16.	In light of your disclosure that Burkhan Capital is a party to the merger agreement, please briefly clarify the relationship of Burkhan Capital to the SPAC and/or Blaize. Provide similar clarifying disclosure for each other entity you introduce on the cover page, such as the RT Parties. If no prior relationship exists, state so directly.

Response: We have updated the cover page of Amendment No. 1 to reflect the relationship of these parties to the SPAC.

17.	If approval of each of the proposals included in your document is assured, as indicated by your disclosure in the last paragraph on page 8, revise to highlight that for investors.

Response: We have updated page 8 of Amendment No. 1 to reflect that approval of each of the proposals is assured.

Q. What vote is required to approve the proposals presented at the special meeting?, page 8

18.	State whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of BurTech is required. Please refer to Item 1606(c) of Regulation S-K. Add any appropriate risk factors if the transaction is not structured in a way that such approval is required and/or if approval of the transaction is already assured as a result of the number of shares held by the sponsor and its affiliates relative the number outstanding.

Response: We have updated page 8 of Amendment No. 1 to reflect that the Business Combination is not structured in a way so that approval of at least a majority of unaffiliated BurTech stockholders is required.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

Q. What are the U.S. federal income tax consequences of exercising my redemption rights?, page 13

19.	Please revise to expand this question and answer to address the federal income tax consequences of the de-SPAC transaction to BurTech, Blaize and their respective security holders. In this regard, we note the current tax discussion is focused on BurTech and only its security holders. Additionally, please revise the prospectus throughout accordingly. Refer to Item 1605(b)(6) of Regulation S-K.

Response: We have updated Amendment No. 1 to include tax treatment disclosure regarding Blaize and its respective security holders.

Summary of the Proxy Statement/Prospectus, page 21

20.	Please revise to include the Dilution Table and related disclosures as required by Item 1604(c) of Regulation S-K.

Response: The Company has revised the disclosure included in the proxy statement that forms a part of Amendment No. 1 to include the Dilution Table and related disclosures as required by Item 1604(c) of Regulation S-K.

21.	Please provide in tabular format in your summary, the terms and amount of the compensation received by BurTech LP, its affiliates and promoters in connection with the business combination. Ensure your disclosures addresses each aspect of Item 1604(b)(4) of Regulation S-K. Also ensure that your disclosure explains clearly how each entity or person who will receive compensation is affiliated with the sponsor and why they will receive the compensation you disclose.

Response: We have updated Amendment No. 1 to include tabular disclosure of the Sponsor and its affiliate's compensation in the summary on page 41.

22.	Please provide a brief description in the prospectus summary of the material terms of material financing transactions that have occurred or will occur in connection with the consummation of the de-SPAC transaction, the anticipated use of proceeds from these financing transactions, and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K. In this regard, we note that the prospectus summary does not address all of the material financing transactions since the IPO that are identified in the letter to stockholders.

Response: We have updated pages 30 through 32 and 35 through 36 of Amendment No. 1 to include summaries of material financing transactions.

23.	Please include a brief description of the background of the business combination. Refer to Item 1604(b)(1) of Regulation S-K.

Response: We have updated Amendment No. 1 to include a brief description of the background of the business combination starting on pages 36 through 37.

BurTech Board’s Reasons for the Approval of the Business Combination, page 30

24.	We note your statement on page 118 that the board of BurTech Acquisition Corp. has determined that the business combination is in the best interest of its shareholders. Please revise the summary section to describe any material factors that the board considered in making this determination. Refer to Item 1604(b)(2) of Regulation S-K.

Response: We have updated Amendment No. 1 to describe the material factors that the board considered starting on page 126.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

Interests of BurTech Directors and Officers in the Business Combination, page 30

25.	Please provide a brief summary of the actual or potential sources of conflicts of interest between the Sponsor, officers, directors, affiliates or promotors of the SPAC, target company officers and directors, and the unaffiliated security holders. Please refer to Item 1604(b)(3) of Regulation S-K.

Response: We have updated Amendment No. 1 to include a brief summary of the actual or potential sources of conflicts of interest starting on page 40.

Our engagements, page 38

26.	Please complete the bracketed drafting language included here. Also revise to clarify what you mean by “engagements” with the entities to which you refer, why you believe those “engagements” will result in future revenues, the extent to which you will be reliant on the relationships and the expected timeframe for recognizing revenues.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 50 of Amendment No. 1 in response.

Risk Factors

We depend on timely supply of materials sourced from a limited number of suppliers, and are directly impacted by unexpected delays or problems, page 41

27.	We note your disclosure on page 41 and 50 that Blaize is “highly dependent on third-party manufacturers” for critical manufacturing steps. We also note your disclosure on page 168. Please expand your disclosure to describe the material terms of you manufacturing and related arrangements with respect to each of these third parties. File material manufacturing agreements as exhibits to the registration statement. Clarify the location(s) where your products are produced, and describe how you ensure quality control.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 51 through 52 and 198 through 199 of Amendment No. 1 in response.

Our President and Chief Executive Officer has control over key decision making as a result of his control of a majority of our common stock., page 65

28.	We note your risk factor indicating that your president will beneficially own approximately 75% of the voting power of New Blaize’s outstanding common stock. Please tell us whether you will be deemed to be a “controlled company” under the Nasdaq listing rules. If so, please additionally disclose on the prospectus cover, the summary and elsewhere (i) the percent voting power that the controlling stockholder will hold after completion of the offering; (ii) the corporate governance exemptions that will be available to you; and (iii) whether you intend to take advantage of these exemptions. Also ensure your statements here regarding the post-transaction ownership are consistent with your disclosures beginning on page 239 and the tables you included in your disclosure, like on the cover page and on page 26.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure in Amendment No. 1 to remove this risk factor as it is not accurate and the Chief Executive Officer will not beneficially own a substantial percentage of the voting power of New Blaize’s outstanding common stock.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

Our Sponsor, directors, officers, advisors and their affiliates may elect to purchase Public Shares or Public Warrants, which may influence, page 71

29.	We note your disclosure that the SPAC sponsor, directors, officers, advisors or affiliates “may” purchase Public Shares or Public Warrants in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: We have removed this disclosure from Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information for Other Material Events, page 94

30.	We note your disclosure of $99.2 million in notes and warrants issued to the Final Closing Lenders. Please clarify if this transaction has been completed or disclose what elements, if any, are contingent on completion of the merger. We note the disclosure that upon issuance of the notes, Blaize will reflect the cash received as a convertible note obligation, offset by the amount of the proceeds allocated to the aforementioned warrants.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that we have revised the disclosure in the Blaize has issued certain notes to the Final Closing Lenders pursuant to the Blaize Note Financing entered into on April 22, 2024. Through the date of filing of Amendment No. 1, Blaize has obtained $99.2 million in investment from the Final Closing Lender group. For all funding received to date, all elements of the financing have been completed. Blaize is seeking additional investment from the Final Closing Lender group, such that the aggregate of all investments by the Final Closing Lender group will be $125.0 million. However, Blaize has not obtained a firm commitment or obligation from the Final Closing Lender group to invest. Further, there does not presently exist a commitment to invest that is contingent on the completion of the merger. We refer the Staff to notes 8 and 9 of the Blaize condensed consolidated financial statements as of June 30, 2024 and for the six months then ended for further discussion regarding the accounting treatment related to the issuance of notes and warrants to the Final Closing Lenders.

The Business Combination, page 111

31.	State whether or not a majority of the directors (or members of similar governing body) who are not employees of BurTech has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Please refer to Item 1606(d) of Regulation S-K.

Response: We have updated Amendment No. 1 to include this disclosure on page 142.

32.	Please revise your disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration, earn-out shares, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms. In this regard, we note references to an increase in the Base Purchase Price. Also note that this comment applies to negotiations related to each of the agreements related to the merger agreement, in addition to negotiations related to the merger agreement.

Response: We have updated Amendment No. 1 to include additional related disclosure on pages 132 through 137.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

33.	Please revise your disclosure here or elsewhere as appropriate to discuss both the benefits and detriments of the business combination transaction and any related financing transactions on BurTech and Blaize. The benefits and detriments of the de-SPAC transaction and any related financing transactions must be quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 138 through 143 of Amendment No. 1 in response.

34.	Please revise this section to expand the discussion of BurTech’s and Blaize’s reasons for engaging in the business combination and whether either entity considered other transactions, such as Blaize conducting a traditional IPO, in lieu of a de-SPAC. In addition, discuss the reasons for the timing of the merger for the parties. Refer to Item 1605(b)(3).

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 129 through 130, 132 through 135 and 139 through 140 of Amendment No. 1 in response.

35.	The first paragraph repeats the fourth paragraph. Please revise to eliminate duplication.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 121 of Amendment No. 1 to remove this duplication.

36.	Clarify who introduced Blaize to BurTech on June 12, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 133 of Amendment No. 1 in response.

37.	Clarify in what capacity Cohen served in the negotiations, what services it provided and which party retained it; we note vague references on page 114 to third party financial advisors. We also note the disclosure on page 112 that it was involved in discussions regarding Blaize’s prospective financials and valuation of the transaction and on page 114 that BurTech’s Board “received and reviewed presentations from, and discussed with, Burtech’s third party financial and legal advisors regarding the transaction structure, material terms of the Business Combination and various aspects of the due diligence.” Clarify the nature of the discussions about the prospective financials and valuation and the positions of each party and Cohen. Also clarify the nature of the “presentations” to which you refer, what information was included, when those presentations occurred and who was present.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully notes that Blaize retained Cohen and Cohen managed the initial process of negotiating various letters of intent with several potential SPAC acquirors. Upon Blaize’s decision to retain exclusivity with BurTech to conduct a potential business combination, Cohen assisted in evaluating and negotiating certain terms under the Merger Agreement, including the valuation and discounts applicable to the investments into the Blaize Convertible Notes.

BurTech Board’s Reasons for the Approval of the Business Combination, page 114

38.	Expand to describe the “research on comparable companies and transactions” in the second bullet, who performed that research and how the research conducted compared to this transaction and led the Board to recommend approval of the business combination. Provide similar disclosure regarding the “quality of earnings analysis” in the fifth bullet. Include all underlying data.

Response: We have updated Amendment No. 1 to include the requested expanded disclosure on bullets two and five.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

39.	Considering your disclosure in this section and in the section beginning on page 111, it appears you are required to provide the disclosures required by Item 1607 of Regulation S-K. Please revise to include that information. Likewise, in light of your disclosures in those sections regarding the consideration of projected/prospective financial information of Blaize, it appears you are also required to include the disclosures required by Item 1609 of Regulation S-K. Please also revise to include that information.

Response: BurTech has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party or an unaffiliated representative. All information of Blaize that BurTech reviewed was historical in nature and did not include projections or prospective financial information and the registrants have not included any projections in Amendment No. 1.

40.	Refer to the ninth bullet. Identify the “financial advisors,” what “feedback” they received, when they received it, who were the “investors,” what information the investors were provided and how the “feedback” relates to the Board’s recommendation.

Response: We have updated Amendment No. 1 to include the requested expanded disclosure on bullet nine.

Blaize Board’s Reasons for the Approval of the Business Combination, page 118

41.	The first paragraph on page 119 refers to negative factors, but no such factors are listed. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 139 through 140 of Amendment No. 1 in response.

Conditions to Closing of the Merger Agreement

Blaize Conditions, page 136

42.	We note the requirement that the Available Acquiror Cash shall be no less than $125,000,000. Please clarify how this condition will be satisfied under the various redemption scenarios, as we note per the cash balances in the financial statement as of March 31, 2024, there does not appear to be sufficient cash on hand to meet this condition and is only able to be met under the “no redemptions” scenario.

Response: At this time, the Sponsor has contributed approximately $16.5 million principal and the RT Parties have contributed approximately $98 million, which totals $114.5 million in proceeds of the convertible notes which count towards the Available Acquiror Cash. In addition, the $30 million in retained trust balance supported by backstops will also count towards the minimum funding condition.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

Certain Agreements Related to the Business Combination, page 137

43.	This section includes disclosure related to three agreements, but your disclosure elsewhere describes numerous other agreements that appear to be related to the business combination. Please revise to discuss those agreements.

Response: We have updated Amendment No. 1 to include the additional agreements.

Material U.S. Federal Income Tax Considerations, page 138

44.	Please revise this section to discuss the material tax consequences of the business combination to each company’s securityholders and the companies. In this regard, the merger agreement indicates that the parties intend for the restructuring and the merger to be tax free under 368(a) of the Internal Revenue Code. Please also refer to Section III of Staff Legal Bulletin No. 19 and the exhibit required by Item 601(b)(8) of Regulation S-K. Additionally include summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences.

Response: We have updated Amendment No. 1 to include tax treatment disclosure regarding Blaize and its respective security holders. BurTech is the acquiring company in the Business Combination and there are not similar U.S. federal income tax considerations for BurTech as an acquiring company that is merely issuing its own shares and not itself merging with another entity.

Proposals No. 3, page 146

45.	We note the change on page 236 regarding the increased threshold for removing directors and the change on page 237 regarding the ability of shareholders to call special meetings. Please tell us why those changes are not included here as advisory proposals.

Response: The Company has updated the disclosure in Amendment No. 1 to include these two advisory proposals.

Information about Blaize, page 161

46.	Considering Blaize’s operational history, please clarify why it is “uniquely” and “strongly” positioned in the markets it intends to serve.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 193, 197 and 198 of Amendment No. 1 in response.

Information About Blaize

Manufacturing, page 168

47.	Please revise your disclosure to identify the raw materials upon which Blaize’s business, including your third-party manufacturers, is dependent. Please also include an applicable risk factor. In this regard, we note your disclosure about your dependence on Samsung Foundry to manufacture your system-on-chip AI accelerators and on Plexus for mass production of your products.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 51 through 52 and 198 of Amendment No. 1 in response.

Government Regulation, page 169

48.	We note disclosure regarding the importance of artificial intelligence (AI) to your business. Please revise your business section to more fully discuss the current state of AI and the potential obstacles to broad-based AI adoption. In addition, more fully discuss the current state of AI regulation within the United States and your other markets.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 58 through 60 and 191 of Amendment No. 1 in response.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

Blaize Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Three months ended March 31, 2024 compared to the three months ended March 31, 2023 Revenue, page 181

49.	We note your disclosure that Revenue decreased by 61% or $0.8 million from a total of $1.4 million for the three months ended March 31, 2023 compared to approximately $0.6 million for the three months ended March 31, 2024. You further disclose that “the decrease in revenue was primarily attributable to us approaching the end of our multi-year license and development contract with a strategic investor, partially offset by a new license and development arrangement entered into with a separate strategic investor during the three months ended March 31, 2024.” When more than one factor is responsible for the change in an income statement line item, please revise to quantify each of the contributing factors, including any offsetting amounts. Refer to Item 303(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure in the Blaize Management’s Discussion and Analysis of Financial Condition and Results of Operations section on pages 212 and 214 of Amendment No. 1 to include the quantification of each contributing factor, and any offsetting amounts, when explaining the nature of fluctuations between reporting periods in response.

Certain Relationships and Related Person Transactions -- Blaize, page 195

50.	We note the repeated references to transactions involving amounts “greater than $120,000.” Revise to disclose the specific dollar amount involved.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 234 of Amendment No. 1 in response.

Information About BurTech, page 204

51.	Please update your disclosure to describe the experience of BurTech LP, its affiliates and promotors in organizing special purpose acquisition companies and the extent to which BurTech LP, its affiliates, and the promoters are involved in other special purpose acquisition companies. For example, in BurTech Acquisition Corp.’s S-1 (File Number 333-258914), we note references to other affiliated SPACs. Please see Item 1603(a)(3) of Regulation S-K. Also discuss the status of other SPACs; for example, the status of any business combination or liquidation, whether they are still seeking a target, prior extensions of business combination deadlines and related amounts of redemptions.

Response: We updated Amendment No. 1 on page 248 to clarify the other two SPACs formed by the Sponsor are inactive.

52.	Please describe the general character of the Sponsor’s business. Please refer to Item 1603(a)(2) of Regulation S-K.

Response: We updated Amendment No. 1 on page 248 to clarify the Sponsor has no ongoing business.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

53.	Describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company’s activities. Please see Item 1603(a)(4) of Regulation S-K.

Response: The Sponsor was created solely to provide capital to BurTech. No affiliates or promoters direct or manage BurTech’s activities. BurTech’s board and officers manage its activities.

54.	Briefly describe the fiduciary duties of each officer and director of the SPAC to other companies to which they have fiduciary duties. See item 1603(c) of Regulation S-K.

Response: We updated Amendment No. 1 on page 250 to clarify there are no such conflicts of fiduciary duties.

55.	Describe any agreement, arrangement, or understanding between the SPAC sponsor and the special purpose acquisition company, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Please refer to Item 1603(a)(5).

Response: Other than the Company Support Agreement and the Sponsor Support Agreement, there are no such agreements.

Exclusive Forum of Certain Actions, page 228

56.	If this provision does not apply to claims under the Exchange Act, as indicated by the risk factor on page 78, please revise here to disclose that scope limitation.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 272 through 273 of Amendment No. 1 in response.

Business Combination Shares, page 233

57.	Please tell us why this paragraph only addresses BurTech’s affiliates.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on page 278 of Amendment No. 1 in response to address all of our “affiliates” as defined under Rule 144 of the Securities Act.

Security Ownership, page 239

58.	Refer to (iii) in the first paragraph and tell us which table or narrative disclosure in this section discloses the post-transaction ownership of New Blaize.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages 279 through 281 of Amendment No. 1 in response to add in the table and narrative disclosure for the post-transaction ownership of New Blaize.

59.	The first table has footnotes next to the names listed, but the notes do not appear after the table. Please revise or advise. Also, please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table.

Response: We have updated Amendment No. 1 to include the footnotes and information regarding natural persons who have or share voting power over shares held by entities.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

Where You Can Find More Information, page 244

60.	We note your disclosure that “[a]ll information contained in this proxy statement/prospectus relating to BurTech has been supplied by BurTech,” and “all ... information relating to Blaize has been supplied by Blaize” and that “[i]nformation provided by one entity does not constitute any representation, estimate or projection of the other entity.” Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that BurTech or Blaize disclaim responsibility for any of the disclosures contained in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has removed this disclosure on page 283 of Amendment No. 1 in response.

Article VIII Joint Covenants

Section 8.9 Fairness Opinion, page A-1-64

61.	It appears that the Company will be obtaining a fairness opinion from a reputable independent investment banking firm or other independent financial advisory firm. Please note, the new SPAC rules require summary disclosures including, but not limited to: the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and recommendations; and instructions received from the special purpose acquisition company. Refer to Item 1607(b)(6) of Regulation S-K.

Response: No fairness opinion has yet been obtained. We will update to include the required disclosure if and when such an opinion is obtained.

Notes to the Consolidated Financial Statements

Related Party Transactions and Balances, page F-38

62.	We note your disclosure that during the year ended December 31, 2023, the Company recognized revenues of approximately $3.8 million, or nearly 100%, from sales to two minority stockholders. Please reconcile this disclosure with your related disclosure of Concentration of Credit Risk on page F-51 where you state, “As of December 31, 2023, two customers accounted for approximately 46% and 29% of the Company’s accounts receivable.”

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the disclosure on pages F-15 and F-41 of Amendment No. 1 to ensure the related party footnote disclosure is consistent with the Concentrations of Credit Risk disclosures in response.

Annex A.1 The Merger Agreement, page A-1-i

63.	Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the Merger Agreement, including disclosure letters related to each party to the agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that all exhibits and schedules to the Merger Agreement were included in the Registration Statement and the footnote symbol “†” was included for Exhibit 2.1 in error and has been removed in Amendment No. 1.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek

Securities and Exchange Commission

September 6, 2024

Exhibits

64.	Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to an Amended and Restated Note Purchase Agreement, secured promissory notes, Security Agreement, Intellectual Property Security Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the exhibits list on pages II-6 through II-7 of Amendment No. 1 and plans to file all material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to Amendment No. 1 or a subsequent amendment in response.

65.	Considering the applications of Rule 145a of Regulation S-K, please include all outstanding securities of BurTech Acquisition Corp. in the Fee Table and pay the related fee. Also tell us where in the fee table you included the earn-out shares mentioned in your disclosure.

Response: Exhibit 107 of Amendment No. 1 has been updated to comply with the comment above and the filing fee has been paid.

66.	When you complete the blanks on page 217, please also file the consents required by Rule 438 of Regulation C.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the Company has completed the blanks on page 261 of Amendment No. 1 and filed all consents required by Rule 438 of Regulation C in response.

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of BurTech’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Shahal Khan (BurTech Acquisition Corp.)
Dinakar Munagala (Blaize, Inc.)
Ryan Lynch (Latham & Watkins LLP)
Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.